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                October 6, 2021

       Robert Drummond
       Chief Executive Officer
       NEXTIER OILFIELD SOLUTIONS INC.
       3990 Rogerdale Rd.
       Houston, Texas 77042

                                                        Re: NEXTIER OILFIELD
SOLUTIONS INC.
                                                            Form 10-K filed
February 24, 2021
                                                            File No. 001-37988

       Dear Mr. Drummond:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Energy & Transportation